UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

InfuSystem Holdings, Inc.

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45685K102

(CUSIP Number)

RYAN J. MORRIS

MESON CAPITAL PARTNERS LLC

2687 California Street

San Francisco, California 94115

(607) 279-5382

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Meson Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,512,450
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,512,450
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,512,450
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Meson Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,775,043
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,775,043
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,775,043
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Ryan J. Morris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 262,593
	8	SHARED VOTING POWER 1,512,450
	9	SOLE DISPOSITIVE POWER 262,593
	10	SHARED DISPOSITIVE POWER 1,512,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,775,043
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 45685K102

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed on behalf of the Reporting Persons, as such term is defined in the Schedule 13D filed on May 11, 2012, as amended by the first amendment filed on January 8, 2013 (collectively, the “Schedule 13D”), to further amend and supplement the Schedule 13D. Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D. Except as set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 4. Purpose of Transaction

As disclosed in the Issuer’s Current Report on Form 8-K, as filed with the SEC on April 26, 2012 (the “Form 8-K”), on April 24, 2012, the Issuer entered into a Settlement Agreement with the investors who were signatories thereto, including the Reporting Persons (the “Investors”), directors David Dreyer and Wayne Yetter (the “Unaffiliated Directors”), the directors who resigned from the Company’s board of directors (the “Board”) on April 24, 2012, and the directors who were appointed to the Board on April 24, 2012. Section 2.2 of the Settlement Agreement imposed a Standstill Period, as previously disclosed in the Schedule 13D.

On February 9, 2013, the Board, through the Unaffiliated Directors, approved the waiver of the Standstill Period provided in Section 2.2 to the Reporting Persons.

The foregoing description of the Limited Waiver is qualified in its entirety by the terms of the Limited Waiver which is attached as Exhibit A hereto and incorporated by reference herein. Except as disclosed herein, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) and (b) In the aggregate, the Reporting Persons may be deemed to beneficially own 1,775,043 shares of Common Stock of the Issuer, or 8.0% of the issued and outstanding shares of Common Stock.

The calculation of percentage ownership is based on 21,980,806 shares of Common Stock outstanding as of November 10, 2012, as reported by the Issuer in its Quarterly Report on Form 10-Q, plus 229,167 shares of Common Stock that would be issued upon the exercise of options held by Mr. Morris that have vested or will vest within the next 60 days.

Meson LP beneficially owns and has voting and dispositive power over 1,512,450 shares of Common Stock (the “Meson LP Shares”), or 6.9% of the issued and outstanding Common Stock.

As general partner of Meson LP, Meson LLC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Meson LP Shares. Meson LLC does not own any shares of Common Stock directly and disclaims beneficial ownership of the Meson LP Shares.

As managing member of Meson LLC, Mr. Morris may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Meson LLC. In addition, Mr. Morris beneficially owns and has voting and dispositive power over 33,426 shares of Common Stock, 187,500 options which are presently vested, and 41,667 options scheduled to vest in the next 60 days (collectively the “Morris Shares”), or 1.2% of the issued and outstanding Common Stock.

As an entity which is managed by Mr. Morris, Meson LLC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Morris Shares. Meson disclaims beneficial ownership of the Morris Shares.

(c) During the last 60 days the Reporting Persons had no transactions in the Common Stock of the Issuer.

(d) Not applicable

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of Issuer

As noted in Item 4 above, as of February 9, 2013, the Issuer has waived the “Standstill Period” as previously disclosed in the Schedule 13D. The information set forth in Item 4 above is hereby incorporated by reference in response to this Item 6 regarding the Limited Waiver.

Item 7. Material to be Filed as Exhibits

Exhibit A	Limited Waiver, dated February 9, 2013

Exhibit B	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2013

MESON CAPITAL PARTNERS LP

By:	Meson Capital Partners LLC its General Partner

By:	/s/ Ryan J. Morris
Name:	Ryan J. Morris
Title:	Manager

MESON CAPITAL PARTNERS LLC

By:	/s/ Ryan J. Morris
Name:	Ryan J. Morris
Title:	Managing Partner

RYAN J. MORRIS, INDIVIDUALLY

/s/ Ryan J. Morris
Ryan J. Morris